Eric R. Schuur, Ph.D.

A results-driven professional with extensive experience in biotechnology R&D and early-stage company development. I leverage broad technical expertise in oncology, regenerative medicine, and clinical development to provide the vision and strategic direction needed to advance programs. With a strong foundation in business strategy, R&D operations, and team leadership, I excel at leading cross-functional teams to deliver on time and create value.

Professional Experience

Hepatx Corporation

Founder/President/Chief Executive Officer 2015-Present

MSC based regenerative medicine therapies for liver failure

- Entrepreneurship: opportunity assessment, corporate organization, hiring and team building
- Operations: established all company functions, accounting, purchasing, licenses and permits, leases, key opinion leader relationship management
- Finance: seed round fundraising, grant writing, accounting, investor relations

VMWA LLC 2009-2019

Principal

Medical and Clinical Affairs, Biomarker and Diagnostic Development Consulting. Focus areas: Oncology, neurology, respiratory medicine, virology

- Worked with internal teams and KOLs to generate abstracts, manuscripts, and journal articles for clients including Genomic Health and Janssen Diagnostics.
- Worked with Clinical and Medical Affairs to design, analyze, and document post-market clinical trials. Developed multiple publications on studies for clients and published them in prominent journals.
- Extensive experience generating all kinds of documentation for clinical trials in oncology and hepatology

Asthmatx, Inc. Mountain View, CA 2005-2009

Director, Clinical and Scientific Affairs

Directed data management/analysis and clinical reporting for trials of Asthmatx's Alair System to treat asthma; supported Marketing and Regulatory Affairs activities.

- Developed and executed data analysis plans for four asthma clinical trials.
- Oversaw data management and analysis for the Company's clinicals trial using EDC.
- Contributed to the PMA for the Alair System that was approved by the FDA

GeneSource, Inc. Palo Alto, CA 1998-2005

Founder and President

Biotechnology R&D, consulting, innovative high content assay systems

- Incorporated the business, developed business plans, recruited advisory boards, and developed financials
- Developed successful consulting practice to serve biotech companies. Services include research program development, technology assessment, competitive and market research, grant writing, report writing, marketing campaigns, and corporate training.
- Wrote and filed patent applications.

Stanford University School of Medicine Dept. of Surgery 1998-2002

Resident Scholar– Research focus: regulation of expression of the estrogen receptor in breast cancer.

- Research focus was on regulation of expression of the estrogen receptor alpha
- Defined upstream regulatory elements of ERα and other breast cancer-related genes

- Discovered a novel mechanism for excessive expression of the ERα in breast cancer via monoallelic amplification of ERα (Monoallelic Amplification of eXpression or MAX)

Calydon, Inc., Menlo Park, CA 1994-1997
Director of Molecular Biology

Lead the team that engineered oncolytic adenovirus therapeutics for prostate and other cancers and brought them to the clinic. Company acquired by Cell Genesys, Inc.

- Key participant in setting the company's direction.
- Directed a team of 12 scientists and support people.
- Responsible for design, construction and testing of replication competent, adenovirus therapeutics.

Education

Ph.D. in Experimental Pathology, University of California, Los Angeles
B.A. in Biology, University of California, Los Angeles

Honors/Memberships

- Post-doctoral Fellowship, National Cancer Institute
- National Institutes of Health Traineeship
- Smith-Kline Biosciences Fellowship recipient
- V.A. Medical Center, Sepulveda, CA. - Outstanding Employee
- Memberships and Appointments
- American Association for the Advancement of Science
- American Association for Cancer Research
- American Association for the Study of Liver Diseases
- Leadership Advisory Council, Advanced Regenerative Medicine Institute
- Advisor, SPARK Program, Stanford School of Medicine
- Mentor, Stanford University Innovation Farm Team Program
- Gastrointestinal Committee Member, International Society for Cell and Gene Therapies
- International Society for Stem Cell Research

Publications

More than 40 peer-reviewed publications, posters, and patents